December 12, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:       AK Steel Holding Corporation
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008
SEC File No. 1-13696

Dear Mr. Decker:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in a letter from you to Mr. Albert E. Ferrara, Jr. dated November 26, 2008 related to the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 filed by AK Steel Holding Corporation (“AK Steel”).  The responses set forth below are keyed to the identified sections and numbered paragraphs of your letter.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC and, as a result, we have redacted such information from the response that we filed electronically on the EDGAR system.  We have submitted a complete and unredacted version of our response to the SEC in paper form.

We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff.  Furthermore, we acknowledge that AK Steel may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

  1

December 12, 2008
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission

Please feel free to call me at (513) 425-2690 if you require any further information with respect to these matters.

Thank you.

Very truly yours,

David C. Horn

2

Form 10-K for the year ended December 31, 2007

Item 1. Business, page 1

1.
Comment:  We note from the first paragraph under your “Management’s Discussion and Analysis. . .” heading on page 20 that you earn revenue both domestically and abroad.  In future filings, please provide the disclosure required by Item 101(d) of Regulation S-K.

Response:  In future filings, AK Steel will provide the disclosure required by Item 101(d) of Regulation S-K.

2.           Comment:  We note that a significant portion of your sales are to the automotive industry and that General Motors is the company’s largest customer.  In future filings, please ensure that you provide updated information about the current challenges faced by participants in the automotive industry, including General Motors, and the impact that these challenges have had and are likely to have on your business going forward.  If, as currently disclosed, you continue to believe that any decrease in sales to General Motors would be offset by sales to new customers and increased sales to existing customers, please explain your basis for this belief.  Please also explain why you believe any material change in purchases by General Motors would be phased in over a multi-year period.  We note that most of the contracts with major automotive and appliance industry customers are only for one year.

Response:   Although AK Steel believes that its prior disclosures which are the subject of those comments were adequate and appropriate, AK Steel intends to comply with this comment in its future filings, including interim filings where applicable.

Item 7.  Management’s Discussion and Analysis …, page 20

Liquidity and Capital Resources, page 36

3.
Comment:  We note that you have existing plans to make certain capital expenditures.  In the first sentence on page 37, continuing from page 36, you state that “capital investments are expected to be funded by internally generated cash and/or other financing sources.”  In future filings, please discuss the likelihood that your capital investments will require you to draw upon other financing sources and indentify the other sources you reasonably would expect to utilize.  See Item 303(a)(2)(i) of Regulation S-K.

Response:  Although AK Steel believes that its prior disclosures which are the subject of those comments were adequate and appropriate, AK Steel intends to comply with this comment in its future filings, including interim filings where applicable.

3

Item 15.  Exhibits and Financial Statement Schedules, page 103.

Index to Exhibits, page 104.

4.
Comment:  When incorporating by reference, please do so by referring to the filings with which the document was actually filed.  As examples, exhibit numbers 3.3 and 4.8 appear to do otherwise.  Please see Item 10(d) of Regulation S-K.

Response:  In future filings, AK Steel will review its exhibit listing to ensure that all references by incorporation are to the filings with which the document was actually filed.

Form 8-K Filed on November 12, 2008

5.
Comment: We note that on November 11, 2008, you announced that you are temporarily idling you Mansfield, Ohio operations, and most of your Ashland, Kentucky operations due to the recent unanticipated and major downturn in the economy which has resulted in sharply lower demand for some of your products.  Based on this announcement, we have the following comments:

●
You refer to the “recent unanticipated and major downturn in the economy” as your basis for idling these facilities and the resulting layoff of approximately 20% of your workforce.  With a view towards future disclosures, please provide us with a comprehensive discussion of your company-specific facts and circumstances that lead to the idling of your Mansfield, Ohio operations and most of your Ashland, Kentucky operations.  Provide a comprehensive timeline of these facts and circumstances, including when you determined that projected shipments would be significantly lower than previous expectations, when you first discussed the need to idle these facilities and when management committed to such a plan.

●	With a view towards future disclosures, please also comprehensively address the impact this reduction in production and labor will have on your results of operations and liquidity.

Response:  The unanticipated and dramatic downturn in the economy, and its direct impact on the steel industry, are both well-documented in a variety of recent news and analyst reports.  A few examples of these reports are attached for your information as collective Exhibit A to this letter.  Individuals who have been in the steel industry for decades have publicly commented that they have never seen as rapid or dramatic a drop in steel shipments as occurred starting in October 2008.  AK Steel similarly experienced that same rapid and dramatic reduction in its business, including shipments.  We have provided some key statistics to demonstrate that experience in collective Exhibit B to this letter.  AK Steel has never previously experienced such an extraordinary change in our order intake in so short a timeframe.

Because of the frequency with which our senior management meets and our ongoing focus on all aspects of our business, it is difficult to pinpoint precisely

4

when management “first discussed the need to idle these facilities.”  As economic conditions and our business deteriorated, we discussed as early as mid-October 2008 the possibility that idling the Mansfield and Ashland facilities may become necessary at some point if conditions continued to worsen.  As conditions got worse, the discussion of the possibility of idling the Mansfield and Ashland facilities gradually increased to a probability.  Other actions were taken, however, prior to the decision to idle the Mansfield and Ashland facilities to try to balance our reduced order intake with our production.  A description of those actions is set forth below.  Eventually, conditions worsened to the point that management committed to the concept of idling those facilities.  That occurred during a meeting of the Executive Officers on November 6, 2008.  On that date, a decision was made that the measures being taken to avoid idling the Mansfield and Ashland facilities were not going to be adequate and that an action plan -- including start dates, notice requirements, employee communications and ramp-down schedules -- was needed to idle those facilities.   The major driver of that decision was the significantly reduced order intake which had occurred over the course of the preceding several weeks and a concern that that reduced level of orders was not going to improve significantly until at least mid-to-late December 2008.

The Decision to Idle Most of Ashland Works

Our Ashland Works includes a blast furnace, steelmaking, casting and coating operations, and a coke plant.  We publicly announced on November 11, 2008 that we were idling all of these facilities except the coke plant.  As noted above, before we made the decision to idle these facilities, we took a series of other actions which we hoped would better balance our production with our order intake so as to avoid the need to idle the Ashland Works facilities.

First, we eliminated our purchase of carbon slabs from third parties so that we could try to keep our Ashland Works and Middletown Works blast furnaces operating at a higher capacity.  Historically, we purchase approximately 500,000 to 750,000 tons of carbon slabs from third parties because we are “melt short.”  That is, our capacity to finish steel is greater than our capacity to produce steel.  Thus, we first addressed our reduced need for slabs by eliminating our outside slab purchases, thus enabling us to produce more slabs internally.  Second, we stopped making carbon slabs at our Butler Works.  Our Butler Works does not have a blast furnace.  We produce steel at Butler Works utilizing Electric Arc Furnaces.  We primarily produce stainless and electrical steel in those Electric Arc Furnaces.  In the last few years, however, we have produced some carbon steel slabs at Butler Works in order to reduce the number of carbon slabs we need to buy from third parties.  For the same reason that we stopped buying slabs from third parties, we also stopped making carbon slabs at our Butler Works.  That is, eliminating the production of carbon slabs at Butler Works enabled us to make more slabs in our Ashland Works and Middletown Works blast furnaces (which we hoped would avoid, or at least delay, the need to idle the Ashland Works blast furnace). Third, we reduced the volume of Hot Briquetted Iron (“HBI”) used in

5

our Middletown Works blast furnace.  We use HBI to increase production at our Middletown Works blast furnace.  In order to produce the hot iron that is then ultimately turned into carbon steel slabs, you must add iron-bearing material of some type to your blast furnace.  Most integrated steel companies use iron ore for that purpose.  We typically add some HBI to our blast furnace production because it has a much higher iron content than does iron ore.  That enables us to increase the total production of hot iron we get from our blast furnace.  HBI, however, is generally more expensive than iron ore.  Thus, under circumstances in which we did not need the increased production, we reduced the volume of HBI we put into the Middletown Works blast furnace.  Again, by reducing our total production from the Middletown Works blast furnace, we hoped to be able to avoid, or at least delay, the need to idle the Ashland Works blast furnace.  Fourth, we reduced the production rate at both the Middletown Works blast furnace and the Ashland Works blast furnace so that we could continue to operate both of them.

Eventually, however, the rate of our order intake became low enough that we could not continue to operate both blast furnaces notwithstanding the steps outlined above.  Besides being inefficient and not cost-effective to operate a furnace at a significantly reduced capacity, there is a point at which you risk causing physical damage to the blast furnace if the rate of production is too low.  We began to experience problems with our blast furnaces (particularly our Ashland Works blast furnace) when the rate of production had been reduced to approximately 55%.  At that point, we concluded that it was not prudent to try to continue to operate both blast furnaces at a significantly reduced rate and decided that instead we should idle one of our two blast furnaces and run the other at near capacity.  As noted above, that occurred on November 6, 2008.  Principally because we can produce in our Ashland Works facility only between 80-85% of the carbon grades we sell, we made the decision to idle the Ashland Works blast furnace and operate the Middletown Works blast furnace at near capacity.  We can produce more than 99% of our carbon grades in our Middletown Works blast furnace.

Once we made the decision to idle the blast furnace at Ashland Works, the decision to idle the coating operations naturally followed for several reasons.  First, we did not have enough business to operate all of our coating facilities.  By idling the coating facility at the Ashland Works, we avoided the cost of having to ship coils from our Middletown Works plant to Ashland Works to be coated.  In other words, we saved money by maximizing production on the coating line at our Middletown Works, where we incurred no additional shipping costs for the coils needed to feed the coating line.  Second, a portion of the energy to operate the Ashland Works coating line comes from the Ashland blast furnace, which had been idled.  That energy thus was no longer available.  Third, our Middletown Works and Rockport Works coating lines are more efficient and better suited to produce the galvanized steel we need.  Thus, we decided to idle the Ashland Works coating line.

6

The Decision to Idle Mansfield Works

Our Mansfield Works produces ferrochrome (“400 series”) stainless steel products that are sold almost exclusively to the automotive market.  Our Butler Works also can produce the 400 series products.  The unanticipated drop in orders mentioned above was particularly pronounced among our automotive customers.  A very large decline in our automotive business started in early October and has continued to the present.  By early November, it was becoming clear to us that we did not have enough business to justify operating both our Mansfield Works and our Butler Works to produce the 400 series products.  As in the case of the decision to idle the Ashland Works blast furnace, the decision to idle Mansfield Works was a function of the greater product flexibility and production efficiency at Butler Works.  At Butler Works, in addition to making the 400 series, we can produce other grades of stainless steel and electrical steel which cannot be produced at Mansfield Works.  Thus, if we were going to idle one of those two plants, the obvious choice was the Mansfield Works.  Once it became clear to us that we needed to idle one of those two facilities to try to reduce our production rate to match our order intake, we made the decision to idle the Mansfield Works.  Again, that decision was made on November 6, 2008.

The Decrease in Projected Shipments

The Company released its third quarter 2008 earnings on October 21, 2008.  At that point in time, we still believed that our total shipments for the fourth quarter would be approximately 1,400,000 tons, down approximately five percent from our third quarter shipments.  That projection was based upon the then-current information on our order intake level.  Order intake to that point in October was down, but we still believed that the effect on fourth quarter shipments would be consistent with our forecast of approximately 1,400,000.  Over the course of the next two weeks, however, as our order intake level continued to be substantially reduced and we did not see any developments that would suggest it was going to improve before the end of the fourth quarter, we concluded that the effect on the fourth quarter was likely to be greater than we had anticipated at the time of the earnings release.  Accordingly, we re-evaluated our fourth quarter projection and determined that an update to what had been said in the release was appropriate.  Based upon the new level of order intake we were experiencing at the time and our new projections for the remainder of the quarter, we noted in the Outlook section of our Form 10-Q for the third quarter of 2008 filed on November 4, 2008 that “[a]t the start of the quarter, the Company projected fourth quarter shipments of approximately 1,400,000 tons, but now expects shipments to be closer to 1,200,000 tons unless market conditions return soon to what they were at the beginning of the quarter.”  We further noted that “[b]ecause of the recent significant deterioration in the global and domestic business environment, it has become much more difficult to provide reliable financial forecasts, even on a quarterly basis.  The foregoing forecast thus is subject to the possibility of further deterioration in the economy and /or the Company’s business during the fourth quarter.”

7

At the time we filed our Form 10-Q for the third quarter of 2008 with our revised forecast of projected shipments, we also issued a news release for the specific purpose of calling attention to the revised forecast in our Outlook section.  That news release was issued on November 4, 2008 and stated, among other things, as follows: “As a result of weaker than expected economic conditions in the United States and globally, the company anticipates fourth quarter shipments to be closer to 1,200,000 tons, down from its previous guidance of 1,400,000 tons. In addition, because of lower anticipated shipment volume and potentially a lower average selling price than was included in the company's previous guidance, the company said it now expects to generate an operating profit of less than $100 per ton. A complete description of the company's current outlook for the fourth quarter of 2008 is set forth in the Outlook section of the company's Form 10-Q for the third quarter of 2008, and is incorporated herein by reference.”  The decision to modify our previously announced forecast in our Form 10-Q and to issue a news release announcing the revised forecast was made on November 3, 2008 base upon then-current information.

At the time that the Form 10-Q was filed and the news release issued on October 21, 2008, management was still considering its options with regard to the Company’s facilities and assessing the effects of the steps described above to try to balance production among the facilities.  No decision on idling facilities had yet been made at that point.

The Impact on Results of Operations and Liquidity

By idling the Company’s Ashland and Mansfield Works facilities, the Company has reduced its workforce in an effort to minimize the impact of the reduction in shipments.  In addition, the Company has moved production to other facilities, which is allowing these other facilities to operate at higher, more cost-effective production rates.  Nonetheless, the reduction in production will negatively affect the Company’s financial results, as noted in the Form 10-Q for the third quarter.  The extent of this impact remains very difficult to project beyond the fourth quarter of 2008.  Currently, the Company has limited forward visibility as economic conditions continue to fluctuate drastically.  There are many factors which have negatively impacted the rapid and significant drop in our business which occurred in October and November and the extent to which each of these factors will continue to negatively impact our order intake beyond the fourth quarter cannot be forecast reliably at this time.  In addition, the Company has taken and will continue to take other actions to reduce costs to better match our overall cost structure with our reduced volume of business.

  8

With respect to liquidity, the Company had approximately $1.1 billion of total liquidity at the end of the third quarter of 2008.   The Company anticipates its liquidity at the end of 2008 will be at approximately the same level, with a similar allocation of cash and available credit.  There are several reasons why the Company does not expect the reduction in production and the idling of the Ashland Works and Mansfield Works facilities to have a significant impact on the Company’s liquidity at the end of the fourth quarter. These reasons principally include a reduction in inventory and receivables levels to correspond to current business levels, as well as planned cost reduction initiatives.

Summary

In summary, the dramatic reduction in orders from early October through early November was unanticipated and unprecedented.  AK Steel’s management reacted to developing events on an on-going basis, discussing and considering both short and long term impacts on its business from the reduction in production that would be caused by the decline in orders.  By mid-October, it was clear that the idling of some facilities, potentially including the Ashland Works and Mansfield Works facilities, might become necessary.  Before making the decision, however, to idle those facilities, management made the decision to take other actions to try to balance production with order intake.   By the end of October, it was becoming clearer that the scale and duration of the reduction in orders was likely to be greater than management had earlier expected.  On November 4, 2008, management publicly addressed the Company’s revised business outlook in both its formal quarterly SEC filing and in a new release.  As management continued to consider the impact of that revised outlook and the efficacy of its ongoing efforts to match production with the Company’s reduced level of order intake, it became clear that idling of facilities could not be avoided.  As noted above, management made the decision on November 6, 2008 to idle the Mansfield Works and Ashland Works facilities, and then publicly announced that decision on November 11, 2008, after formulating the details of the plans to idle those facilities.

9

EXHIBIT A

CREDIT SUISSE

04 November 2008
Americas/United States
Equity Research
Steel

AK Steel Holding Corp. (AKS)

FORECAST REDUCTION

Already Cutting Q4 Guidance

Rating	**NEUTRAL* [V]**
Price (03 Nov 08, US$)	13.53
Target price (US$)	20.00'
52-week price range	72.89 - 10.90
Market cap. (US$ m)	1,609.88
Enterprise value (US$ m)	1,796.34

**Stock ratings are relative to the relevant country index.*
'Target price is for 12 months.
[V] = Stock considered volatile (see Disclosure Appendix).

Research Analysts

David Gagliano, CFA
212 538 4369
david.gagliano@credit-suisse.com

Richard Garchitorena, CFA
212 325 5809
richard.garchitorena@credit-suisse.com

Sean Wright, CPA
212 538 3284
sean.wright@credit-suisse.com

A mere two weeks after reporting Q3 results and providing Q4 targets, AK Steel disclosed in its 10Q it expects 14% lower volumes and lower profits in Q4 vs. its previous targets. We are lowering our Q4 estimate from $0.63 to $0.49 (Q4'08 Consensus is $0.70). We are maintaining our 2009 estimate of $2.00/share (2009 Consensus is $3.16).

Sighting weaker than expected economic conditions in the US and globally, AKS Steel indicated it now expects to ship 1.2m tons in Q4, compared with a previous target of 1.4m tons (-14%), and vs. our previous estimate of 1.4m tons. AK Steel expects to generate operating profit of 'less than $100 per ton', vs. a previous target of $100/ton, and vs. our previous estimate of $85/ton.

Our Thoughts: Not entirely surprising given the significant rapid deterioration in steel demand that has occurred in just the past two weeks (note we cut our Q4'08 and 2009 estimates on the steel producers for the 2nd time in less than a month yesterday). When AKS reported results two weeks earlier, capacity utilization rates in the US were ~75%...as of November 1st, they dropped to 67%, or the lowest non-holiday week since Oct. 2001, and we suspect utilization rates will continue to drop in the coming weeks.

This isn't all bad news...1. As detailed last week *(see 10/30/08 note "Are Low Utilization Rates Really A Bad Thing?")*, the steel stocks usually trough ahead of a trough in US capacity utilization rates, and utilization rates/demand in the US is extremely low. 2. With AKS trading at 4.3x our low 2009 EBITDA estimate, we believe the equity market is already factoring in the current weak demand environment. We maintain our preference for the shares of Nucor (NUE, $37.83, OUTPERFORM [V], TP $50.00, MW), as in our view NUE is significantly better positioned to withstand a downturn in steel pricing/demand.

Share price performance

Daily Nov 05, 2007 - Nov 04, 2008, 11/05/07 = $47.08
70
50
30
10
Nov-07
Feb-08
May-08
Aug-08
Price
Indexed S&P 500

On 11/04/08 the S&P 500 index closed at 966.3

Quarterly EPS	Q1	Q2	Q3	Q4
2007A	0.65	1.12	0.87	0.95
2008E	0.90	1.29	1.67	0.49
2009E	0.47	0.51	0.49	0.53

Financial and valuation metrics

Year	12/07A	12/08E	12/09E
EPS (CS adj., US$)	3.59	4.36	2.00
Prev. EPS (US$)	—	4.49	—
P/E (x)	4.0	3.3	7.1
P/E rel. (%)	26.3	23.4	61.3
Revenue (US$ m)	7,003.0	7,665.1	7,165.9
EBITDA (US$ m)	860.5	1,004.4	560.0
OCFPS (US$)	6.34	-0.42	2.31
P/OCF (x)	7.3	-34.4	6.2
EV/EBITDA (current)	1.8	1.8	3.2
Net debt (US$ m)	-48	186	201
ROIC (%)	9.4	12.8	5.8

Number of shares (m)	112.50	IC (12/08E, US$ m)	3,798.34
BV/share (current, US$)	6.2	EV/IC (x)	0.47
Net debt (current, US$ m)	863.3	Dividend (12/07A, US$)	—
Net debt/tot. cap. (current, %)	56.7	Dividend yield (%)	—

Source: Company data, Credit Suisse estimates.

DISCLOSURE APPENDIX CONTAINS IMPORTANT DISCLOSURES, ANALYST CERTIFICATIONS, INFORMATION ON TRADE ALERTS, ANALYST MODEL PORTFOLIOS AND THE STATUS OF NON-U.S ANALYSTS. U.S. Disclosure: Credit Suisse does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of Credit Suisse in the United States can receive independent, third party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.credit-suisse.com/ir or call 1 877 291 2683 or email equity.research@credit-suisse.com to request a copy of this research.

CREDIT SUISSE

04 November 2008

Companies Mentioned *(Price as of 03 Nov 08)*
AK Steel Holding Corp. (AKS, $13.53, NEUTRAL [V], TP $20.00)
Nucor (NUE, $37.83, OUTPERFORM [V], TP $50.00)

Disclosure Appendix

Important Global Disclosures

I, David Gagliano, CFA, certify that (1) the views expressed in this report accurately reflect my personal views about all of the subject companies and securities and (2) no part of my compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this report.

See the Companies Mentioned section for full company names.

3-Year Price, Target Price and Rating Change History Chart for AKS

AKS Date	Closing Price (US$)	Target Price (US$)	Rating	Initiation/ Assumption
8/23/07	35.1			N
8/24/07	37.18	42		
10/8/07	47.75	47		
10/24/07	49.7	52		
2/26/08	54.75	57		
4/23/08	65.83	68		
5/19/08	70.67	80		
7/23/08	48.68	70		
10/8/08	14.17	25		
10/21/08	13.96	20		

Closing Price
Target Price
Initiation/Assumption
Rating
O=Outperform; N=Neutral; U=Underperform; R=Restricted; NR=Not Rated; NC=Not Covered

3-Year Price, Target Price and Rating Change History Chart for NUE

NUE Date	Closing Price (US$)	Target Price (US$)	Rating	Initiation/ Assumption
1/13/06	34.735			N
1/30/06	42.3	45		
3/10/06	47.54	47.5		
4/21/06	56.75	52.5		
6/1/06	53.38	55		
6/13/06	46.22	55		
1/26/07	61.48	65		
4/20/07	67.69	70		
7/20/07	60.56		O	
10/19/07	59.13	75		
2/26/08	67.91	80		
4/17/08	73.84	85		
5/19/08	81.32	95		
10/8/08	32.4	58		
10/17/08	33.56	50		

Closing Price
Target Price
Initiation/Assumption
Rating
O=Outperform; N=Neutral; U=Underperform; R=Restricted; NR=Not Rated; NC=Not Covered

The analyst(s) responsible for preparing this research report received compensation that is based upon various factors including Credit Suisse's total revenues, a portion of which are generated by Credit Suisse's investment banking activities.

AK Steel Holding Corp. (AKS)

2

CREDIT SUISSE

04 November 2008

Analysts' stock ratings are defined as follows*:**

Outperform (O): The stock's total return is expected to exceed the industry average* by at least 10-15% (or more, depending on perceived risk) over the next 12 months.

Neutral (N): The stock's total return is expected to be in line with the industry average* (range of ±10%) over the next 12 months.

Underperform (U):** The stock's total return is expected to underperform the industry average* by 10-15% or more over the next 12 months.

**The industry average refers to the average total return of the relevant country or regional index (except with respect to Europe, where stock ratings are relative to the analyst's industry coverage universe).*

***In an effort to achieve a more balanced distribution of stock ratings, the Firm has requested that analysts maintain at least 15% of their rated coverage universe as Underperform. This guideline is subject to change depending on several factors, including general market conditions.*

****For Australian and New Zealand stocks a 7.5% threshold replaces the 10% level in all three rating definitions, with a required equity return overlay applied.*

Restricted (R): In certain circumstances, Credit Suisse policy and/or applicable law and regulations preclude certain types of communications, including an investment recommendation, during the course of Credit Suisse's engagement in an investment banking transaction and in certain other circumstances.

Volatility Indicator [V]: A stock is defined as volatile if the stock price has moved up or down by 20% or more in a month in at least 8 of the past 24 months or the analyst expects significant volatility going forward.

Analysts' coverage universe weightings are distinct from analysts' stock ratings and are based on the expected performance of an analyst's coverage universe* versus the relevant broad market benchmark:**

Overweight: Industry expected to outperform the relevant broad market benchmark over the next 12 months.

Market Weight: Industry expected to perform in-line with the relevant broad market benchmark over the next 12 months.

Underweight: Industry expected to underperform the relevant broad market benchmark over the next 12 months.

**An analyst's coverage universe consists of all companies covered by the analyst within the relevant sector.*

***The broad market benchmark is based on the expected return of the local market index (e.g., the S&P 500 in the U.S.) over the next 12 months.*

Credit Suisse's distribution of stock ratings (and banking clients) is:

	Global Ratings Distribution	
Outperform/Buy*	40%	(60% banking clients)
Neutral/Hold*	44%	(56% banking clients)
Underperform/Sell*	13%	(50% banking clients)
Restricted	2%	

**For purposes of the NYSE and NASD ratings distribution disclosure requirements, our stock ratings of Outperform, Neutral, and Underperform most closely correspond to Buy, Hold, and Sell, respectively; however, the meanings are not the same, as our stock ratings are determined on a relative basis. (Please refer to definitions above.) An investor's decision to buy or sell a security should be based on investment objectives, current holdings, and other individual factors.*

Credit Suisse's policy is to update research reports as it deems appropriate, based on developments with the subject company, the sector or the market that may have a material impact on the research views or opinions stated herein.

Credit Suisse's policy is only to publish investment research that is impartial, independent, clear, fair and not misleading. For more detail please refer to Credit Suisse's Policies for Managing Conflicts of Interest in connection with Investment Research: http://www.csfb.com/research-and-analytics/disclaimer/managing_conflicts_disclaimer.html

Credit Suisse does not provide any tax advice. Any statement herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purposes of avoiding any penalties.

See the Companies Mentioned section for full company names.

Price Target: (12 months) for (AKS)

Method: Our $20 target price for AK Steel is 4.5x our 2009 EBITDA estimate of $685m, and 7.4x our 2009 EPS estimate. The target price multiple is essentially in line with the the peer group average target price multiple.

Risks: Risks to AKS's achievement of our $20 target price are U.S. auto production build rates, steel prices that differ from our current forecasts, higher commodity input prices, increased competition in the stainless and electrical steel market, and a potential takeout.

Price Target: (12 months) for (NUE)

Method: Our 12-month price objective of $50/share for Nucor is based on 8.5x and 5.0x our 2009 EPS (earnings per share) and EBITDA (earnings before interest, taxes, deprecation and amortization) estimates of $6.10/share and $4.02 billion. Consistent with other traditional metals & mining valuation metrics, our 12-month price objective is based on a combination of NAV (net asset value), P/E (price/earnings), and EV/EBITDA (enterprise value/earnings before interest, taxes, depreciation and amortization) multiples (or the conventional metrics used to value this sector). At present, our 12-month price objective represents what we believe to be reasonable multiples at this stage in the commodity cycle.

Risks: Primary risks to our $50 target price for Nucor are: 1. volatility in steel prices; 2. steel industry supply and demand imbalances; 3. raw material price increases, particularly in scrap steel; 4. competition from low-cost foreign players/imports; and 5. operational issues.

See the Companies Mentioned section for full company names.

The subject company (AKS, NUE) currently is, or was during the 12-month period preceding the date of distribution of this report, a client of Credit Suisse.

Credit Suisse provided investment banking services to the subject company (AKS, NUE) within the past 12 months.

Credit Suisse provided non-investment banking services, which may include Sales and Trading services, to the subject company (AKS) within the past 12 months.

AK Steel Holding Corp. (AKS)

3

CREDIT SUISSE
04 November 2008

Credit Suisse expects to receive or intends to seek investment banking related compensation from the subject company (AKS, NUE) within the next 3 months.

Credit Suisse has received compensation for products and services other than investment banking services from the subject company (AKS) within the past 12 months.

Important Regional Disclosures

The analyst(s) involved in the preparation of this report have not visited the material operations of the subject company (AKS, NUE) within the past 12 months.

Restrictions on certain Canadian securities are indicated by the following abbreviations: NVS--Non-Voting shares; RVS--Restricted Voting Shares; SVS--Subordinate Voting Shares.

Individuals receiving this report from a Canadian investment dealer that is not affiliated with Credit Suisse should be advised that this report may not contain regulatory disclosures the non-affiliated Canadian investment dealer would be required to make if this were its own report.

For Credit Suisse Securities (Canada), Inc.'s policies and procedures regarding the dissemination of equity research, please visit http://www.csfb.com/legal_terms/canada_research_policy.shtml.

As of the date of this report, Credit Suisse acts as a market maker or liquidity provider in the equities securities that are the subject of this report.

Principal is not guaranteed in the case of equities because equity prices are variable.

Commission is the commission rate or the amount agreed with a customer when setting up an account or at anytime after that.

CS may have issued a Trade Alert regarding this security. Trade Alerts are short term trading opportunities identified by an analyst on the basis of market events and catalysts, while stock ratings reflect an analyst's investment recommendations based on expected total return over a 12-month period relative to the relevant coverage universe. Because Trade Alerts and stock ratings reflect different assumptions and analytical methods, Trade Alerts may differ directionally from the analyst's stock rating.

The author(s) of this report maintains a CS Model Portfolio that he/she regularly adjusts. The security or securities discussed in this report may be a component of the CS Model Portfolio and subject to such adjustments (which, given the composition of the CS Model Portfolio as a whole, may differ from the recommendation in this report, as well as opportunities or strategies identified in Trading Alerts concerning the same security). The CS Model Portfolio and important disclosures about it are available at www.credit-suisse.com/ti.

To the extent this is a report authored in whole or in part by a non-U.S. analyst and is made available in the U.S., the following are important disclosures regarding any non-U.S. analyst contributors:

The non-U.S. research analysts listed below (if any) are not registered/qualified as research analysts with FINRA. The non-U.S. research analysts listed below may not be associated persons of CSSU and therefore may not be subject to the NASD Rule 2711 and NYSE Rule 472 restrictions on communications with a subject company, public appearances and trading securities held by a research analyst account.

For Credit Suisse disclosure information on other companies mentioned in this report, please visit the website at www.credit-suisse.com/researchdisclosures or call +1 (877) 291-2683.

Disclaimers continue on next page.

AK Steel Holding Corp. (AKS) 4

CREDIT SUISSE

04 November 2008
Americas/United States
Equity Research

This report is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse, the Swiss bank, or its subsidiaries or its affiliates ("CS") to any registration or licensing requirement within such jurisdiction. All material presented in this report, unless specifically indicated otherwise, is under copyright to CS. None of the material, nor its content, nor any copy of it, may be altered in any way, transmitted to, copied or distributed to any other party, without the prior express written permission of CS. All trademarks, service marks and logos used in this report are trademarks or service marks or registered trademarks or service marks of CS or its affiliates.

The information, tools and material presented in this report are provided to you for information purposes only and are not to be used or considered as an offer or the solicitation of an offer to sell or to buy or subscribe for securities or other financial instruments. CS may not have taken any steps to ensure that the securities referred to in this report are suitable for any particular investor. CS will not treat recipients as its customers by virtue of their receiving the report. The investments or services contained or referred to in this report may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investments or investment services. Nothing in this report constitutes investment, legal, accounting or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you. CS does not offer advice on the tax consequences of investment and you are advised to contact an independent tax adviser. Please note in particular that the bases and levels of taxation may change.

CS believes the information and opinions in the Disclosure Appendix of this report are accurate and complete. Information and opinions presented in the other sections of the report were obtained or derived from sources CS believes are reliable, but CS makes no representations as to their accuracy or completeness. Additional information is available upon request. CS accepts no liability for loss arising from the use of the material presented in this report, except that this exclusion of liability does not apply to the extent that liability arises under specific statutes or regulations applicable to CS. This report is not to be relied upon in substitution for the exercise of independent judgment. CS may have issued, and may in the future issue, a trading call regarding this security. Trading calls are short term trading opportunities based on market events and catalysts, while stock ratings reflect investment recommendations based on expected total return over a 12-month period as defined in the disclosure section. Because trading calls and stock ratings reflect different assumptions and analytical methods, trading calls may differ directionally from the stock rating. In addition, CS may have issued, and may in the future issue, other reports that are inconsistent with, and reach different conclusions from, the information presented in this report. Those reports reflect the different assumptions, views and analytical methods of the analysts who prepared them and CS is under no obligation to ensure that such other reports are brought to the attention of any recipient of this report. CS is involved in many businesses that relate to companies mentioned in this report. These businesses include specialized trading, risk arbitrage, market making, and other proprietary trading.

Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. Information, opinions and estimates contained in this report reflect a judgement at its original date of publication by CS and are subject to change without notice. The price, value of and income from any of the securities or financial instruments mentioned in this report can fall as well as rise. The value of securities and financial instruments is subject to exchange rate fluctuation that may have a positive or adverse effect on the price or income of such securities or financial instruments. Investors in securities such as ADR's, the values of which are influenced by currency volatility, effectively assume this risk.

Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility, and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct their own investigation and analysis of the product and consult with their own professional advisers as to the risks involved in making such a purchase.

Some investments discussed in this report have a high level of volatility. High volatility investments may experience sudden and large falls in their value causing losses when that investment is realised. Those losses may equal your original investment. Indeed, in the case of some investments the potential losses may exceed the amount of initial investment, in such circumstances you may be required to pay more money to support those losses. Income yields from investments may fluctuate and, in consequence, initial capital paid to make the investment may be used as part of that income yield. Some investments may not be readily realisable and it may be difficult to sell or realise those investments, similarly it may prove difficult for you to obtain reliable information about the value, or risks, to which such an investment is exposed.

This report may provide the addresses of, or contain hyperlinks to, websites. Except to the extent to which the report refers to website material of CS, CS has not reviewed the linked site and takes no responsibility for the content contained therein. Such address or hyperlink (including addresses or hyperlinks to CS's own website material) is provided solely for your convenience and information and the content of the linked site does not in any way form part of this document. Accessing such website or following such link through this report or CS's website shall be at your own risk.

This report is issued and distributed in Europe (except Switzerland) by Credit Suisse Securities (Europe) Limited, One Cabot Square, London E14 4QJ, England, which is regulated in the United Kingdom by The Financial Services Authority ("FSA"). This report is being distributed in Germany by Credit Suisse Securities (Europe) Limited Niederlassung Frankfurt am Main regulated by the Bundesanstalt fuer Finanzdienstleistungsaufsicht ("BaFin"). This report is being distributed in the United States by Credit Suisse Securities (USA) LLC ; in Switzerland by Credit Suisse; in Canada by Credit Suisse Securities (Canada), Inc..; in Brazil by Banco de Investimentos Credit Suisse (Brasil) S.A.; in Japan by Credit Suisse Securities (Japan) Limited, Financial Instrument Firm, Director-General of Kanto Local Finance Bureau (Kinsho) No. 66, a member of Japan Securities Dealers Association, The Financial Futures Association of Japan; elsewhere in Asia/Pacific by whichever of the following is the appropriately authorised entity in the relevant jurisdiction: Credit Suisse (Hong Kong) Limited, Credit Suisse Equities (Australia) Limited , Credit Suisse Securities (Thailand) Limited, Credit Suisse Securities (Malaysia) Sdn Bhd, Credit Suisse Singapore Branch, Credit Suisse Securities (India) Private Limited, Credit Suisse Securities (Europe) Limited, Seoul Branch, Credit Suisse Taipei Branch, PT Credit Suisse Securities Indonesia, and elsewhere in the world by the relevant authorised affiliate of the above. Research on Taiwanese securities produced by Credit Suisse Taipei Branch has been prepared by a registered Senior Business Person. Research provided to residents of Malaysia is authorised by the Head of Research for Credit Suisse Securities (Malaysia) Sdn. Bhd., to whom they should direct any queries on +603 2723 2020.

In jurisdictions where CS is not already registered or licensed to trade in securities, transactions will only be effected in accordance with applicable securities legislation, which will vary from jurisdiction to jurisdiction and may require that the trade be made in accordance with applicable exemptions from registration or licensing requirements. Non-U.S. customers wishing to effect a transaction should contact a CS entity in their local jurisdiction unless governing law permits otherwise. U.S. customers wishing to effect a transaction should do so only by contacting a representative at Credit Suisse Securities (USA) LLC in the U.S.

Please note that this report was originally prepared and issued by CS for distribution to their market professional and institutional investor customers. Recipients who are not market professional or institutional investor customers of CS should seek the advice of their independent financial advisor prior to taking any investment decision based on this report or for any necessary explanation of its contents. This research may relate to investments or services of a person outside of the UK or to other matters which are not regulated by the FSA or in respect of which the protections of the FSA for private customers and/or the UK compensation scheme may not be available, and further details as to where this may be the case are available upon request in respect of this report.

Any Nielsen Media Research material contained in this report represents Nielsen Media Research's estimates and does not represent facts. NMR has neither reviewed nor approved this report and/or any of the statements made herein.

If this report is being distributed by a financial institution other than Credit Suisse, or its affiliates, that financial institution is solely responsible for distribution. Clients of that institution should contact that institution to effect a transaction in the securities mentioned in this report or require further information. This report does not constitute investment advice by Credit Suisse to the clients of the distributing financial institution, and neither Credit Suisse, its affiliates, and their respective officers, directors and employees accept any liability whatsoever for any direct or consequential loss arising from their use of this report or its content.

Copyright 2008 CREDIT SUISSE and/or its affiliates. All rights reserved.

CREDIT SUISSE SECURITIES (USA) LLC
United States of America: +1 (212) 325-2000

AKS_loweringQ408.doc

Save up to $1,500 a Year on Parking! ALCO PARKING
CLICK HERE FOR MORE INFORMATION
Downtown Commuters: Park on the North Shore Where You'll Always Find a Space

post-gazette NOW BUSINESS

Steel industry sags as it sees sudden drop-off in business

Wednesday, November 05, 2008
By Len Boselovic, Pittsburgh Post-Gazette

V.W.H. Campbell/ Post-Gazette

U.S. Steel's Edgar Thomson Works in Braddock.

Within a matter of weeks, the revitalized U.S. steel industry has gone from record prices and profits to production levels reminiscent of the depths of the last recession.

U.S. steel mills operated at only 67 percent of capacity last week, according to American Iron and Steel Institute. Analysts say the industry group's statistics lag actual conditions, so production levels are probably even lower. Analyst Michelle Applebaum estimates domestic producers are making about 63 percent of the steel they are capable of producing, an operating rate last seen in December 2001.

"There is little business being done by the steelmakers," analyst Charles Bradford told clients this week. "Even a 4 percent decrease in the fourth quarter [gross domestic product] does not equate to the nearly empty order books at some of the steelmakers."

Most steelmakers are expecting production will be off 20 percent to 25 percent next year, said John Anton of IHS Global Insight. He believes that steel prices will be about 70 percent of record 2008 levels.

The sudden, sharp downturn, at home as well as around the globe, caught steelmakers and union officials by surprise. It is the most significant test to date of whether the fruits of the industry's brutal restructuring earlier this decade -- which featured a wave of bankruptcies followed by consolidation, plant closings and union concessions -- will blunt the impact of what some economists say is a recession that will last through next year.

Most producers are tight-lipped about what level of layoffs, if any, have resulted from the slowdown, saying only that they are matching production levels with customer demand.

"It was a very abrupt slowdown, unlike anything we've seen," U.S. Steel Chairman and Chief Executive Officer John P. Surma told analysts last week.

About 20 percent of Allegheny Technologies Allegheny Ludlum unit's work force was temporarily laid off this week because of weak stainless steel demand, said spokesman Dan Greenfield. Mr. Greenfield said staffing levels are adjusted each week.

Yesterday, AK Steel lowered a fourth-quarter forecast it issued just two weeks ago. The West Chester, Ohio, producer, which has major operations in Butler, said shipments will be 14 percent lower. Operating profits will be less than $100 per ton, vs. the steelmaker's third quarter operating profit of $210 per ton.

The gloomier outlook comes the day after General Motors and Ford posted sharply lower sales for October and the Institute of Supply Management said its barometer of manufacturing activity hit a 26-year low last month.

"This is beyond autos, appliances and the housing meltdown," Mr. Anton said.

Steel buyers with sound businesses can't order because they are being denied credit, Mr. Anton said. The same is true of car shoppers, and many consumers who can get a loan are afraid to buy a car because of the darkening economic outlook, he said.

Domestic steel producers generated buckets of red ink during the last recession, but should be in a better position to weather this storm, said Tony Taccone of First River Consulting in Pittsburgh.

"Typically, going into a downturn, the industry didn't have the strength on its balance sheet that it has now," Mr. Taccone said. "These guys have a lot of cash on their balance sheets and not nearly as much debt."

Moreover, most of them are expected to be disciplined when it comes to matching supply with demand, Mr. Anton said. Previous downturns were marked by vicious price cutting as steelmakers vied for business at any cost.

"I don't think people will run at a loss to keep market share," Mr. Anton said. "Selling at a loss to keep market share is how companies go bankrupt."

Len Boselovic can be reached at lboselovic@post-gazette.com or 412-263-1941.

First published on November 5, 2008 at 12:00 am

Manganese Steel Plate
The West's Leading Supplier Custom quotes for all applications

B&W Print Station
Versatile B&W Production Print Products For Your Business Needs

V V

Ads by Google

Steel's sudden slide 'alarming' - Pittsburgh Tribune-Review

Page 1 of 3

PITTSBURGH
TRIBUNE-REVIEW

Steel's sudden slide 'alarming'

By The Associated Press

Monday, November 24, 2008

Just weeks after posting record profits, steelmakers are facing a harsh new reality: dwindling orders, production cuts, layoffs. And tougher times lay ahead, analysts say.

The steel industry had been riding high earlier this year, as surging demand from China and other countries, coupled with soaring prices for materials used in steelmaking, produced the most lucrative market for the metal in more than 60 years.

But the credit crisis and global economic slowdown have undercut customers in key markets -- construction, automobiles and industrial equipment -- sending prices tumbling and prompting steel companies to slash production, scale back shipment forecasts, delay expansion plans and furlough workers.

Lower revenues and more layoffs are likely in the months ahead, and production may not return to levels seen earlier in 2008 for more than two years, according to some analysts.

"The downturn has been dramatic, both in the speed and the magnitude," said Christopher Plummer, managing director of Metal Strategies Inc., a consulting firm in West Chester. "It's quite concerning and alarming."

John Anton, a steel economist with IHS Global Insight, said he expects U.S. steel production to fall next year and that steel companies will be lucky to make about 65 percent as much as they did in 2008. Revenues could fall 35 percent to 40 percent, and pre-slowdown production levels may not return until 2011.

Layoffs and production cuts are inevitable, but "as long as (steel companies) saved some of the huge profits they made in 2008 ... they should survive," he said.

The U.S. steel industry has been particularly hard hit by a decline in the number of new houses being built after multiple years of excessive construction, Anton said. While little steel is used in new residences, they bring shopping centers, hospitals and schools -- buildings made from larger amounts of the metal.

"The real big drop in steel demand hasn't happened yet -- that's the decline in nonresidential construction," said Charles Bradford, an analyst with Bradford Research/Soleil Securities. "That's just beginning to show up."

http://www.pittsburghlive.com/x/pittsburghtrib/business/print_599865.html

12/1/2008

Steel's sudden slide 'alarming' - Pittsburgh Tribune-Review Page 2 of 3

Booming demand from China, particularly construction, helped revive the steel industry after a severe downturn from 1998 through 2002 caused by the Asian economic meltdown and other financial crises, as well as a strong dollar that made U.S.-produced steel more expensive on the world market.

Steel prices also got a boost from companies passing along the rising costs of raw materials and services used in steel making: iron ore, coke, metallurgical coal, ocean shipping.

Then demand suddenly began drying up in August. China's expansion waned partly due to a drop in demand for Chinese goods, while North American and European construction tailed off. U.S. automakers reported plummeting sales and continued shifting toward smaller cars that require less steel. The dollar strengthened, dampening exports, and steel distributors liquidated their inventories.

"Best I can tell, the buyers went on strike in August and they haven't come back yet," Bradford said.

The drop in demand has pulled down prices. Scrap steel, used by steel mills, recently slid to about $90 per gross ton after trading around $550 in July. The metal, from junked cars and other refuse, is considered a market indicator.

Meanwhile, hot-rolled sheet steel, used in vehicles, office furniture and appliances and considered the industry's benchmark product, dropped to about $785 per ton a few weeks ago from $1,080 in July. It had reached that lofty level after surging from $570 at the end of 2007.

Lower scrap prices have helped companies such as Nucor Corp., which turns the used metal into steel in electric arc furnaces. But even the Charlotte-based company -- which relies on so-called minimills that can be shut down and restarted quickly to adjust for demand -- has declined to forecast its future financial performance.

AK Steel Holding Corp. earlier this month said it was temporarily closing plants in Ohio and Kentucky because of sharply lower demand, laying off as many as 1,190 workers, though a small number will stay to maintain the facilities. Earlier, the West Chester, Ohio, company lowered its projected fourth-quarter steel shipments by about 14 percent.

Also this month, Pittsburgh-based United States Steel Corp., which posted record profits for the three months ended in September, said it was laying off 675 workers in the U.S. and Canada due to weaker demand amid the economic downturn.

The company said earlier it had reduced production to match declining order rates and warned of weaker results for the rest of the year due to weakening demand in North America and Europe. It postponed plans for a $450 million plant in Alabama.

http://www.pittsburghlive.com/x/pittsburghtrib/business/print_599865.html 12/1/2008

Steel's sudden slide 'alarming' - Pittsburgh Tribune-Review Page 3 of 3

ArcelorMittal SA, the world's largest steel producer and operator of 21 plants in the United States, plans to cut output by nearly a third and has predicted tougher times ahead. It cited a need to rebalance supply and demand and put on hold an expansion plan that would have boosted steel shipments by a fifth by 2010.

In a very short period, steel went from its worst market since World War II, from 1998 to 2002, to its strongest, said Plummer, of Metal Strategies. "And now you can see we're in a significant free-fall."

U.S. steel mills are now probably operating at less than half their capacity, down from full capacity in August, said industry analyst Michelle Applebaum. That would be their lowest point since the early 1980s.

Industry analyst John Tumazos said he estimates the weekly operating rate for U.S. steel mills will not bottom out until the December holidays. "Some of the workers being furloughed may not get back soon," he said.

The domestic industry has changed drastically since the 1970s and 1980s, when it collapsed partly due to competition from imported steel and broader economic problems. U.S. mills have become consolidated among relatively few international players.

Annual global steel production last declined in 2001, said Anton, of IHS Global Insight, citing figures from the American Iron and Steel Institute. The U.S. industry has been more erratic, with a 7 percent gain in 2006 and a 1.5 percent decline last year, he said.

China, the world's biggest steelmaking country, has responded to sinking demand this year by cutting output 20 percent. During the past 12 years, China's steel industry -- once comparable to the U.S. industry's output of about 100 million metric tons per year -- has added mills that together produce more than four times the amount of steel made in the United States.

In North America, about 40 percent of steel demand comes from the devastated construction market, while 20 percent comes from hard-hit automakers and another 20 percent comes from industrial equipment makers. The rest is split among smaller markets, such as the energy sector -- which uses steel pipe -- appliances, office furniture, and food cans and other containers.

But the industry's sudden pain will be felt universally.

"Steel production is going to be bad," Anton said. "It's going to be bad everywhere in the world."

The Associated Press can be reached at or .

Images and text copyright © 2008 by The Tribune-Review Publishing Co.
Reproduction or reuse prohibited without written consent from PghTrib.com

http://www.pittsburghlive.com/x/pittsburghtrib/business/print_599865.html 12/1/2008

Confidential Treatment Requested by
AK Steel Holding Corporation

EXHIBIT B

[omitted pursuant to Rule 83 confidential treatment request]

B-1